Exhibit 99.1

012 Smile.Communications Announces that a Wholly Owned Subsidiary has
Signed a Financing Agreement of between NIS 300 million and NIS 500 million with Migdal Insurance & Financial Holdings Ltd. as Part of the Funding of its
Acquisition of the Controlling Interest in Bezeq - The Israel
Telecommunication Corp.

PETACH TIKVA, Israel--(BUSINESS WIRE)-- 012 Smile.Communications Ltd. (Nasdaq: SMLC - News), a member of the Eurocom Group, announced today that a wholly owned subsidiary has signed a financing agreement with Migdal Insurance & Financial Holdings Ltd. to facilitate the funding of its previously announced acquisition of the controlling interest in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). According to the agreement the financing will be between NIS 300 million and NIS 500 million (approximately $80 million - $133 million).

On February 11 2010, 012 Smile.Communications announced that it signed (by a wholly owned subsidiary) a NIS 3.9 billion (approximately $1.04 billion) financing agreement with a consortium led by Bank Hapoalim BM to facilitate the funding of the acquisition of the controlling interest in Bezeq.

About 012 Smile.Communications

012 Smile.Communications Ltd. (Nasdaq: SMLC) is a 75.34% - owned subsidiary of Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD), which is a subsidiary of Eurocom Communications Ltd.

In October 2009, 012 Smile.Communications signed a definitive agreement to purchase the controlling interest (approximately 30.6%) in Bezeq -The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ).

For further information, please visit our website: http://www.012smile.com/index.html

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to risks associated with the pending acquisition of the controlling interest in Bezeq - The Israel Telecommunication Corp. and other risks detailed from time to time in 012 Smile.Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Investor relations contacts:

Mor Dagan
Investor Relations
+972-3-516-7620
mor@km-ir.co.il

Idit Azulay
+972-72-2003848; i.azulay@smile.net.ilSteven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005
212.238.8605 (phone)
212.732.3232 (fax)
mailto:glusband@clm.com.